## Contact

www.linkedin.com/in/ryan-kirkpatrick-031386a (LinkedIn)

## Top Skills

Investment Properties

Real Estate

Loans

## Certifications

ALHS, ABR, SFR, Broker

## Honors-Awards

4 Time D Magazine Award Winner 2018, '19, '20, '21

# Ryan Kirkpatrick

Broker Associate at COMPASS Real Estate at Compass
Plano

## Experience

**Compass**
Broker Associate at COMPASS Real Estate
April 2020 - Present (2 years 1 month)
Dallas-Fort Worth Metroplex

**Olive Tree Real Estate Group**
Owner
November 2016 - April 2020 (3 years 6 months)

**Covenant Realty Corporation**
Broker/Owner
July 2007 - November 2016 (9 years 5 months)
2435 N. Central Expy. Ste. 1150 Richardson, TX 75080

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## Education

University of Oklahoma - Price College of Business
Bachelor's, Finance · (2000 - 2005)